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                                       Filed by PepsiAmericas, Inc.
                                       pursuant to Rule 425 under the
                                       Securities Act of 1933

                                       Subject company:  PepsiAmericas, Inc.
                                       Commission File No.:  1-13914

On August 29, 2000, PepsiAmericas, Inc. issued the following press release:

FOR IMMEDIATE RELEASE                  CONTACT:  John F. Bierbaum
                                       Senior Vice President and CFO
                                       612-661-3830

           PepsiAmericas Served With Compliant on Whitman Transaction

MINNEAPOLIS, MN - August 29, 2000 - PepsiAmericas, Inc. (NYSE: PAS), PepsiAmericas, Inc. announced that a purported class action lawsuit has been filed in the District Court in Hennepin County Minnesota seeking primarily to enjoin the merger of PepsiAmericas and Whitman Corporation. The complaint, which was filed by Randy Cox, a purported stockholder of PepsiAmericas, names PepsiAmericas, Dakota Holdings, LLC and the directors of PepsiAmericas as defendants.

The complaint alleges that the consideration to be paid to the public shareholders of PepsiAmericas in the merger is unfair and inadequate. The plaintiff seeks, among other things, class action certification, a declaration that the merger agreement with Whitman is unenforceable, and preliminary and permanent injunction from proceeding with or closing the proposed merger unless and until PepsiAmericas implements a procedure to obtain the highest price for its shareholders.

PepsiAmericas believes that the allegations contained in the complaint are without merit and intends to vigorously defend the action.

PepsiAmericas manufactures, distributes and markets PepsiCo soft drinks, Seven-Up and other products in exclusive franchise territories that include Puerto Rico, Jamaica portions of Arkansas, Iowa, Louisiana, Minnesota, Mississippi, North Dakota, South Dakota, Tennessee and Texas. PepsiCo, Inc. (NYSE: PEP) holds a 24 percent equity interest in PepsiAmericas.

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